Dreyfus Premier Growth and Income Fund

ANNUAL REPORT September 30, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Growth and Income Fund, covering the 12-month period from October 1, 2005, through September 30, 2006.

After more than two years of steady and gradual increases, the Federal Reserve Board (the "Fed") held short-term interest rates unchanged at its meetings in August and September. The Fed has indicated that the U.S. economy has moved to a slower-growth phase of its cycle, as evidenced by softening housing markets in many regions of the United States. Yet, energy prices have moderated from record highs, calming fears that the economy may fall into a full-blown recession.

Most sectors of the U.S. stock market rallied in the wake of the Fed's announcement, while the Dow Jones Industrial Average approached its all-time high, set more than six years ago. Recently, for the first time in several years, large-cap stocks generally have produced higher returns than their small-cap counterparts, which some analysts believe may signify a fundamental shift in investors' attitudes toward risk. As always, we encourage you to talk with your financial advisor to ensure that your portfolio remains properly diversified across all investment types based on your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

John B. Jares, Portfolio Manager

How did Dreyfus Premier Growth and Income Fund perform relative to its benchmark?

For the 12-month period ended September 30, 2006, the fund produced total returns of 9.56% for Class A shares, 8.66% for Class B shares, 8.79% for Class C shares, 9.44% for Class R shares and 9.07% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 10.78% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned 6.04% for the period. [3]

The stock market benefited from continued global economic growth and reasonably low inflation rates. However, concerns regarding geopolitical instability and increased inflationary pressure caused traditionally defensive, value-oriented stocks to outperform their more growth-oriented counterparts during the first 10 months of the reporting period. Because the fund emphasized growth-oriented stocks, its gains proved more modest than those of the benchmark.

On a separate note, on August 1, 2006, John B. Jares became the fund's primary portfolio manager.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, the fund invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

In choosing stocks, as of August 1, 2006, the portfolio manager began to use a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. The portfolio manager uses a consistent, bottom-up approach that emphasizes individual stock selection. The portfolio manager goes beyond Wall Street analysis and performs qualitative and quantitative in-house research to determine whether a stock meets his investment criteria. Income is generated primarily from dividend-paying stocks in which the fund may invest.

The portfolio manager monitors the stocks in the fund's portfolio, and considers selling a security if the company's business momentum deteriorates or valuation becomes excessive. The portfolio manager also may sell a security if an event occurs that contradicts the portfolio manager's rationale for owning it, such as deterioration in the company's financial fundamentals. In addition, the portfolio manager may sell a security if better investment opportunities emerge elsewhere, or if the portfolio manager changes the fund's industry or sector weightings.

What other factors influenced the fund's performance?

Generally strong economic conditions created a favorable environment for stocks, with most industry areas producing positive returns. The fund participated in the market's rise to a significant degree, deriving particularly strong returns during the first 10 months of the reporting period from individual holdings in the industrial, financial and consumer staples sectors. Top performers included rail carrier Burlington Northern Santa Fe; diversified industrial conglomerate Danaher; money center banks JPMorgan Chase and Bank of America; food and tobacco product maker Altria Group; and drugstore chain CVS.

On the negative side during the first 10 months of the reporting period, several individual holdings detracted notably from relative returns. In technology, these included Broadcom, Qualcomm, Dell and Electronic Arts, each of which was hurt by the market's bias against growth stocks as well as company-specific problems. In health care, ocular product specialist Alcon and biotechnology giant Amgen disappointed over product-related concerns. Energy holdings Chevron, ConocoPhillips and Anadarko Petroleum declined due to falling natural gas prices. Finally, retailers Target and Home Depot suffered losses in response to pressure on consumer spending.

During the final two months of the reporting period, market sentiment turned in favor of growth stocks. At the same time, the fund was repositioned with significantly greater exposure to growth stocks. As a result, relative performance improved. The fund emphasized individual stocks that we believed offered potential to exceed expected earnings and growth rates. For example, software developers Microsoft and Adobe Systems, two of the fund's largest holdings, were both positioned to benefit from major new product cycles. Discount broker Charles Schwab, another top holding, stood to benefit from stabilizing trading prices and growing fee and service revenues.

What is the fund's current strategy?

As of the end of the reporting period, the fund was positioned to benefit from continued, but slowing, U.S. economic growth. Compared to the Russell 1000 Growth Index, the fund held notably overweighted positions in technology, where we found attractive valuations, and consumer staples, which we believe could benefit from an economic slowdown. The fund held significantly underweighted positions in the industrial and consumer discretionary sectors, which appear vulnerable to slowing growth and increasing inflationary pressures.

October 16, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

FUND PERFORMANCE



Dreyfus Premier Growth and Income Fund (Class A shares)
Dreyfus Premier Growth and Income Fund (Class B shares)
Dreyfus Premier Growth and Income Fund (Class C shares)
Dreyfus Premier Growth and Income Fund (Class R shares)
Standard & Poor's 500 Composite Stock Price Index†
23,500
21,000
18,500
16,000
13,500
11,000
8,500
Dollars
$22,788
$14,999
$14,496
$14,276
$14,060
96
97
98
99
00
01
02
03
04
05
06
Years Ended 9/30

Comparison of change in value of $10,000 investment in Dreyfus Premier Growth and Income Fund Class A shares, Class B shares, Class C shares and Class R shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares of Dreyfus Premier Growth and Income Fund on 9/30/96 to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index (the "Index"). All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		3.28%	3.18%	3.63%	
without sales charge		9.56%	4.41%	4.24%	
Class B shares					
with applicable redemption charge †		4.66%	3.20%	3.78%	
without redemption		8.66%	3.55%	3.78%	
Class C shares					
with applicable redemption charge ††		7.79%	3.63%	3.47%	
without redemption		8.79%	3.63%	3.47%	
Class R shares		9.44%	3.90%	4.14%	
Class T shares					
with applicable sales charge (4.5%)	2/1/00	4.17%	2.61%	−	(1.25)%
without sales charge	2/1/00	9.07%	3.56%	−	(0.56)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

††   The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from April 1, 2006 to September 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 10.33	$ 14.13	$ 13.48	$ 9.72	$ 14.39
Ending value (after expenses)	$1,039.00	$1,035.00	$1,036.50	$1,039.80	$1,035.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2006

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 10.20	$ 13.97	$ 13.31	$ 9.60	$ 14.22
Ending value (after expenses)	$1,014.94	$1,011.18	$1,011.83	$1,015.54	$1,010.93

† *Expenses are equal to the fund's annualized expense ratio of 2.02% for Class A, 2.77% for Class B, 2.64% for Class C, 1.90% for Class R and 2.82% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2006

Common Stocks—97.5%	Shares	Value ($)
Consumer Discretionary—9.2%		
AutoZone	1,700 [a]	175,610
Best Buy	6,737	360,834
Comcast, Cl. A (Special)	9,300 [a]	342,333
Family Dollar Stores	3,226	94,328
Federated Department Stores	12,000	518,520
Harman International Industries	1,300	108,472
Harrah's Entertainment	3,000	199,290
Kohl's	1,500 [a]	97,380
Marriott International, Cl. A	6,100	235,704
Tiffany & Co.	12,190	404,708
Walt Disney	10,300	318,373
		2,855,552
Consumer Staples—16.6%		
Altria Group	5,304	406,021
Avon Products	11,100	340,326
Cadbury Schweppes, ADR	7,884	337,199
Colgate-Palmolive	9,800	608,580
Dean Foods	7,900 [a]	331,958
PepsiCo	7,400	482,924
Procter & Gamble	9,725	602,755
Safeway	18,500	561,475
SYSCO	5,500	183,975
Unilever (NY Shares)	6,289	154,332
Wal-Mart Stores	9,557	471,351
Walgreen	15,205	674,950
		5,155,846
Energy—4.2%		
Chevron	2,247	145,740
Exxon Mobil	11,200	751,520
Schlumberger	6,266	388,680
		1,285,940
Exchange Traded Funds—4.6%		
iShares Russell 1000 Growth Index Fund	8,994 [b]	468,138
NASDAQ-100 Trust Series 1	11,800 [b]	479,670
SPDR Trust Series 1	3,517 [b]	469,801
		1,417,609

Common Stocks (continued)	Shares	Value ($)
Financial—11.4%		
Allstate	6,700	420,291
American International Group	3,579	237,145
Assurant	4,359	232,814
Charles Schwab	32,600	583,540
Goldman Sachs Group	2,346	396,873
JPMorgan Chase & Co.	10,200	478,992
Legg Mason	2,300	231,978
Morgan Stanley	4,476	326,345
SLM	4,600	239,108
State Street	3,500	218,400
TD Ameritrade Holding	9,200	173,420
		3,538,906
Health Care—13.2%		
Allergan	2,038	229,499
Amgen	5,434 [a]	388,694
Beckman Coulter	3,100	178,436
Bristol-Myers Squibb	6,266	156,149
Genzyme	2,500 [a]	168,675
Intuitive Surgical	1,400 [a]	147,630
Johnson & Johnson	9,724	631,477
Medco Health Solutions	3,556 [a]	213,751
MedImmune	10,632 [a]	310,561
Pfizer	15,833	449,024
Schering-Plough	19,275	425,785
Wyeth	7,104	361,167
Zimmer Holdings	6,535 [a]	441,112
		4,101,960
Industrial—6.2%		
AMR	6,800 [a]	157,352
Continental Airlines, Cl. B	6,200 [a]	175,522
Empresa Brasileira de Aeronautica, ADR	4,700	184,569
General Electric	28,404	1,002,661
US Airways Group	2,700 [a]	119,691
Waste Management	7,357	269,855
		1,909,650

Common Stocks (continued)	Shares	Value ($)
Information Technology—23.9%		
Accenture, Cl. A	7,952	252,158
Adobe Systems	11,855 [a]	443,970
Agilent Technologies	4,400 [a]	143,836
Apple Computer	7,525 [a]	579,651
ASML Holding (NY Shares)	17,237 [a]	401,277
Autodesk	5,151 [a]	179,152
Automatic Data Processing	5,500	260,370
Broadcom, Cl. A	10,873 [a]	329,887
Cognos	5,300 [a]	193,450
Dell	6,400 [a]	146,176
Diebold	9,500	413,535
Electronic Arts	9,055 [a]	504,182
EMC/Massachusetts	13,699 [a]	164,114
Freescale Semiconductor, Cl. B	4,900 [a]	186,249
Hewlett-Packard	17,300	634,737
KLA-Tencor	3,464	154,044
Linear Technology	7,158	222,757
Microsoft	47,050	1,285,876
Oracle	17,091 [a]	303,194
Seagate Technology	11,717 [a]	270,546
Sun Microsystems	30,508 [a]	151,625
Texas Instruments	5,835	194,014
		7,414,800
Internet—2.5%		
Google, Cl. A	1,530 [a]	614,907
Yahoo!	6,400 [a]	161,792
		776,699
Materials—1.1%		
E.I. du Pont de Nemours and Co.	5,500	235,620
Nucor	2,141	105,958
		341,578
Telecommunications—4.6%		
Cisco Systems	35,400 [a]	814,200
Motorola	9,373	234,325
Nokia, ADR	7,928	156,102

Common Stocks (continued)	Shares	Value ($)
Telecommunications (continued)		
QUALCOMM	5,668	206,032
		1,410,659
Total Common Stocks		
(cost $28,079,210)		**30,209,199**

Other Investment—2.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $813,000)	813,000 c	**813,000**

Investment of Cash Collateral for Securities Loaned—4.7%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $1,463,105)	1,463,105 c	**1,463,105**

Total Investments (cost $30,355,315)	**104.8%**	**32,485,304**
Liabilities, Less Cash and Receivables	**(4.8%)**	**(1,479,141)**
Net Assets	**100.0%**	**31,006,163**

ADR—American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At September 30, 2006, the total market value of the fund's securities on loan is $1,417,609 and the total market value of the collateral held by the fund is $1,463,105.

c Investment in affiliated money market mutual fund.

Portfolio Summary †

	Value (%)		Value (%)
Information Technology	23.9	Exchange Traded Funds	4.6
Consumer Staples	16.6	Telecommunications	4.6
Health Care	13.2	Energy	4.2
Financial	11.4	Internet	2.5
Consumer Discretionary	9.2	Materials	1.1
Money Market Investments	7.3		
Industrial	6.2		**104.8**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan valued at $1,417,609)–Note 1(c):		
Unaffiliated issuers	28,079,210	30,209,199
Affiliated issuers	2,276,105	2,276,105
Receivable for investment securities sold		135,094
Dividends and interest receivable		40,210
Receivable for shares of Common Stock subscribed		425
Prepaid expenses		26,427
		32,687,460
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		40,635
Liability for securities on loan–Note 1(c)		1,463,105
Payable for investment securities purchased		69,663
Cash overdraft due to Custodian		39,774
Payable for shares of Common Stock redeemed		10,646
Accrued expenses		57,474
		1,681,297
Net Assets ($)		**31,006,163**
Composition of Net Assets ($):		
Paid-in capital		27,337,962
Accumulated net realized gain (loss) on investments		1,538,212
Accumulated net unrealized appreciation (depreciation) on investments		2,129,989
Net Assets ($)		**31,006,163**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	25,253,385	3,677,303	1,711,188	12,003	352,284
Shares Outstanding	1,282,304	200,617	92,772	616.11	18,874
Net Asset Value Per Share ($)	**19.69**	**18.33**	**18.45**	**19.48**	**18.67**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $1,596 foreign taxes witheld at source):	
Unaffiliated issuers	598,031
Affiliated issuers	22,452
Income from securities lending	1,533
Total Income	**622,016**
Expenses:	
Management fee—Note 3(a)	243,309
Shareholder servicing costs—Note 3(c)	147,362
Legal fees	59,484
Registration fees	52,352
Distribution fees—Note 3(b)	48,913
Audit fees	37,510
Prospectus and shareholders' reports	19,750
Custodian fees—Note 3(c)	10,301
Directors' fees and expenses—Note 3(d)	5,458
Loan commitment fees—Note 2	244
Miscellaneous	13,459
Total Expenses	**638,142**
Less—reduction in custody fees	
due to earnings credits—Note 1(c)	(395)
Net Expenses	**637,747**
Investment (Loss)—Net	**(15,731)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	4,590,575
Net unrealized appreciation (depreciation) on investments	(1,690,951)
Net Realized and Unrealized Gain (Loss) on Investments	**2,899,624**
Net Increase in Net Assets Resulting from Operations	**2,883,893**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2006	2005
Operations ($):		
Investment income (loss)–net	(15,731)	205,254
Net realized gain (loss) on investments	4,590,575	4,573,332
Net unrealized appreciation (depreciation) on investments	(1,690,951)	(1,103,749)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,883,893**	**3,674,837**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(176,685)	(36,169)
Class B shares	–	(11,159)
Class C shares	–	(2,656)
Class R shares	(47)	–
Class T shares	(1,680)	–
Total Dividends	**(178,412)**	**(49,984)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,241,922	2,081,324
Class B shares	302,759	401,072
Class C shares	75,785	318,715
Class R shares	6,000	6,083
Class T shares	41,297	204,808
Dividends reinvested:		
Class A shares	157,860	32,675
Class B shares	–	8,748
Class C shares	–	2,131
Class R shares	47	–
Class T shares	1,680	–
Cost of shares redeemed:		
Class A shares	(6,428,625)	(8,711,596)
Class B shares	(2,564,788)	(3,094,800)
Class C shares	(519,805)	(768,472)
Class R shares	(2,414)	(5)
Class T shares	(23,142)	(119,069)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(6,711,424)**	**(9,638,386)**
Total Increase (Decrease) in Net Assets	**(4,005,943)**	**(6,013,533)**
Net Assets ($):		
Beginning of Period	35,012,106	41,025,639
End of Period	**31,006,163**	**35,012,106**
Undistributed investment income–net	–	158,479

	Year Ended September 30,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	120,261	118,806
Shares issued for dividends reinvested	8,490	1,830
Shares redeemed	(346,725)	(495,437)
Net Increase (Decrease) in Shares Outstanding	**(217,974)**	**(374,801)**
Class B[a]		
Shares sold	17,584	24,413
Shares issued for dividends reinvested	–	523
Shares redeemed	(146,585)	(188,181)
Net Increase (Decrease) in Shares Outstanding	**(129,001)**	**(163,245)**
Class C		
Shares sold	4,395	19,395
Shares issued for dividends reinvested	–	127
Shares redeemed	(29,649)	(46,597)
Net Increase (Decrease) in Shares Outstanding	**(25,254)**	**(27,075)**
Class R		
Shares sold	323	348
Shares issued for dividends reinvested	3	–
Shares redeemed	(129)	(1)
Net Increase (Decrease) in Shares Outstanding	**197**	**347**
Class T		
Shares sold	2,336	12,450
Shares issued for dividends reinvested	95	–
Shares redeemed	(1,326)	(7,124)
Net Increase (Decrease) in Shares Outstanding	**1,105**	**5,326**

[a] *During the period ended September 30, 2006, 58,143 Class B shares representing $1,015,818 were automatically converted to 54,290 Class A shares and during the period ended September 30, 2005, 66,470 Class B shares representing $1,090,320 were automatically converted to 62,286 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	18.09	16.49	15.05	12.44	16.34
Investment Operations:					
Investment income (loss)–net [a]	.20	.13	.02	.01	(.02)
Net realized and unrealized gain (loss) on investments	1.52	1.49	1.42	2.60	(3.49)
Total from Investment Operations	1.72	1.62	1.44	2.61	(3.51)
Distributions:					
Dividends from investment income–net	(.12)	(.02)	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.39)
Total Distributions	(.12)	(.02)	–	–	(.39)
Net asset value, end of period	19.69	18.09	16.49	15.05	12.44
Total Return (%) [b]	9.56	9.83	9.57	20.98	(22.20)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.81	1.61	1.55	1.55	1.46
Ratio of net expenses to average net assets	1.81	1.61	1.55	1.55	1.46
Ratio of net investment income (loss) to average net assets	.11	.71	.14	.04	(.11)
Portfolio Turnover Rate	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	25,253	27,137	30,924	30,298	21,738

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended September 30,				
Class B Shares	**2006**	**2005**	**2004**	**2003**	**2002**
Per Share Data ($):					
Net asset value, beginning of period	16.87	15.51	14.27	11.91	15.77
Investment Operations:					
Investment (loss)−net[a]	(.11)	(.01)	(.11)	(.11)	(.15)
Net realized and unrealized gain (loss) on investments	1.57	1.39	1.35	2.47	(3.32)
Total from Investment Operations	1.46	1.38	1.24	2.36	(3.47)
Distributions:					
Dividends from investment income−net	−	(.02)	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.39)
Total Distributions	−	(.02)	−	−	(.39)
Net asset value, end of period	18.33	16.87	15.51	14.27	11.91
Total Return (%)[b]	8.66	8.93	8.69	19.82	(22.76)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.61	2.43	2.39	2.41	2.22
Ratio of net expenses to average net assets	2.61	2.43	2.39	2.41	2.22
Ratio of net investment (loss) to average net assets	(.66)	(.08)	(.71)	(.84)	(.91)
Portfolio Turnover Rate	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	3,677	5,560	7,643	9,611	17,763

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended September 30,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	16.96	15.59	14.33	11.94	15.80
Investment Operations:					
Investment (loss)–net[a]	(.11)	(.01)	(.10)	(.10)	(.14)
Net realized and unrealized gain (loss) on investments	1.60	1.40	1.36	2.49	(3.33)
Total from Investment Operations	1.49	1.39	1.26	2.39	(3.47)
Distributions:					
Dividends from investment income–net	–	(.02)	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.39)
Total Distributions	–	(.02)	–	–	(.39)
Net asset value, end of period	18.45	16.96	15.59	14.33	11.94
Total Return (%)[b]	8.79	8.92	8.79	20.02	(22.76)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.58	2.38	2.26	2.30	2.19
Ratio of net expenses to average net assets	2.58	2.38	2.26	2.30	2.19
Ratio of net investment (loss) to average net assets	(.66)	(.06)	(.59)	(.72)	(.86)
Portfolio Turnover Rate	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	1,711	2,002	2,261	2,700	2,526

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

		Year Ended September 30,			
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.89	16.58	15.23	12.58	16.52
Investment Operations:					
Investment income (loss)−net[a]	(.01)	(.14)	.03	.02	(.02)
Net realized and unrealized gain (loss) on investments	1.69	1.45	1.32	2.63	(3.53)
Total from Investment Operations	1.68	1.31	1.35	2.65	(3.55)
Distributions:					
Dividends from investment income−net	(.09)	−	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.39)
Total Distributions	(.09)	−	−	−	(.39)
Net asset value, end of period	19.48	17.89	16.58	15.23	12.58
Total Return (%)	9.44	7.90	8.86	21.06	(22.20)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.89	2.83	1.40	1.47	1.43
Ratio of net expenses to average net assets	1.89	2.83	1.40	1.47	1.43
Ratio of net investment income (loss) to average net assets	(.03)	(.75)	.17	.11	(.11)
Portfolio Turnover Rate	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	12	7	1	37	31

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended September 30,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.21	15.76	14.52	12.16	16.11
Investment Operations:					
Investment income (loss)−net[a]	(.07)	.01	(.12)	(.11)	(.21)
Net realized and unrealized gain (loss) on investments	1.63	1.44	1.36	2.47	(3.35)
Total from Investment Operations	1.56	1.45	1.24	2.36	(3.56)
Distributions:					
Dividends from investment income−net	(.10)	−	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.39)
Total Distributions	(.10)	−	−	−	(.39)
Net asset value, end of period	18.67	17.21	15.76	14.52	12.16
Total Return (%)[b]	9.07	9.20	8.54	19.41	(22.84)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.31	2.17	2.42	2.32	2.48
Ratio of net expenses to average net assets	2.31	2.17	2.42	2.32	2.48
Ratio of net investment income (loss) to average net assets	(.42)	.05	(.72)	(.74)	(1.22)
Portfolio Turnover Rate	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	352	306	196	188	12

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, including the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open

account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Effective March 1, 2006, Class A and Class T shares of the fund may be purchased at NAV without payment of a sales charge:

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

As of September 30, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 59 shares of Class R.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At September 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $1,593,250 and unrealized appreciation $2,074,951.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2006 and September 30, 2005, respectively, were as follows: ordinary income of $178,412 and $49,984.

During the period ended September 30, 2006, as a result of permanent book to tax differences due to net operating losses, the fund increased accumulated undistributed investment income-net by $35,664 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended September 30, 2006 the Distributor retained $2,348 and $3 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $22,747 and $165 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2006, Class B, Class C and Class T shares were charged $33,980, $14,130 and $803, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2006, Class A, Class B, Class C and Class T shares were charged $64,236, $11,327, $4,710 and $803, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $43,677 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2006, the fund was charged $10,301 pursuant to the custody agreement.

During the period ended September 30, 2006, the fund was charged $4,374 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $18,938, Rule 12b-1 distribution plan fees $3,353, shareholder services plan fees $6,311, custodian fees $3,438, chief compliance officer fees $2,274 and transfer agency per account fees $6,321.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended September 30, 2006, amounted to $38,478,745 and $45,750,501, respectively.

At September 30, 2006, the cost of investments for federal income tax purposes was $30,410,353; accordingly, accumulated net unrealized appreciation on investments was $2,074,951, consisting of $2,363,975 gross unrealized appreciation and $289,024 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Growth and Income Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Growth and Income Fund (one of the funds comprising Dreyfus Premier Equity Funds, Inc.) as of September 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2006, and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Growth and Income Fund at September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 3, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For Federal tax purposes the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended September 30, 2006 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $158,479 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Premier Equity Funds, Inc. held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	1,155,729	9,952
Joseph S. DiMartino	1,155,670	10,012
David P. Feldman	1,156,288	9,393
Ehud Houminer†	1,156,288	9,393
Gloria Messinger†	1,155,501	10,180
Anne Wexler†	1,156,395	9,286

† *Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007. In addition Joseph S. DiMartino, David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.*

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on June 7 and 8, 2006, the Board considered the re-approval for an annual period (through June 30, 2007) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, front-end load, large-cap core funds (the "Performance

Group") and to a larger universe of funds, consisting of all large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended April 30, 2006, and noted that the fund's total return performance for its Class A shares was below the medians of the Performance Group and the Performance Universe for each of the periods. Dreyfus also provided a comparison of the fund's calendar year total returns to the returns of its benchmark index.

The Board members have been concerned about the fund's performance for some time and had requested that Dreyfus take steps to improve the fund's performance. The Board noted its approval of a new portfolio manager proposed by Dreyfus in October 2004. At the June 7-8, 2006 meeting, the Board members considered and approved Dreyfus' proposal for a new primary and an additional portfolio manager for the fund, along with changes to the fund's investment approach and benchmark. The Board reviewed biographies of the proposed portfolio managers and the historical comparative performance of a fund that the proposed primary portfolio manager has managed using the same investment approach proposed to the Board, including comparison of that fund's performance to that of the fund and the S&P 500 Stock Index. The Board noted that the historical performance of that fund was generally superior to that of the fund.

The Board members also discussed the fund's management fee and Class A shares expense ratio and reviewed the range of advisory fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's actual management fee and Class A expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds"), and by other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund, of which there was one (the "Similar Account"). Dreyfus' representatives explained the nature of the Similar Account and the differences, from Dreyfus' perspective, in providing services to such Similar Account as compared to managing and providing services to the fund. Dreyfus' representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Account to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that the difference in fees paid by the Similar Account seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by Dreyfus.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board noted its concern with the fund's performance and approved Dreyfus' proposal (including, among other things, a new primary portfolio manager) in an effort to improve the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

———————————

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983–present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 71

———————————

David P. Feldman (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (75)
Board Member (1968)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 60

Dr. Paul A. Marks (80)
Board Member (1978)

Principal Occupation During Past 5 Years:
- President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., Director-Emeritus
- Lazard Freres & Company, LLC, Senior Adviser
- Armgo-Start-Up Biotech; Board of Directors
- Nanoviricide, Scientific Advisory Board
- PTC, Scientific Advisory Board
- IKONYSIS, Scientific Advisory Board

No. of Portfolios for which Board Member Serves: 48

Gloria Messinger (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

———————————

Dr. Martin Peretz (67)
Board Member (1968)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Member of Board of Advisers
• Montefiore Investment, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

———————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants
  specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind Gersten Jacobs, Emeritus Board Member
T. John Szarkowski, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

MARK N. JACOBS, Vice President since April 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Growth and Income Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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